EXHIBIT 99.2

Valneva Strengthens Management Team; Appoints Vincent Dequenne as SVP Operations and Joshua Drumm as VP Investor Relations

Saint-Herblain (France), July 6, 2021 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need, announced today it has appointed Vincent Dequenne as Senior Vice President Operations and Joshua Drumm as Vice President Investor Relations.

Vincent Dequenne, engineer by training, has an extensive track record in the pharmaceutical industry with over 20 years of manufacturing and production experience including leadership roles at Eli Lilly, GSK vaccines, Pierre Fabre and most recently Eurogentec. Vincent will take responsibility for Valneva’s industrial operations and work closely with Valneva’s Chief Operating Officer Perry Celentano.

Joshua Drumm has over 12 years of experience in Investor Relations for both public and privately held life sciences companies. He holds a Ph.D. in Microbiology and Immunology from Albert Einstein College of Medicine and certificates in Financial Accounting and Financial Modeling from New York University. Joshua will notably focus on developing the Company’s Investor Relations in the U.S. following the Company’s recent Initial Public Offering on Nasdaq. He will work closely with Laetitia Bachelot-Fontaine who will continue to lead European Investor Relations and Global Communications. Josh will be based in New York.

Commenting, Thomas Lingelbach, Chief Executive Officer of Valneva, said, “I’m delighted to welcome Vincent and Joshua on board along with their extensive experience. Valneva is going from strength to strength and it’s important that we continue to build our senior management team to accompany this growth”.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. We take a highly specialized and targeted approach to vaccine development, beginning with the identification of deadly and debilitating infectious diseases that lack a prophylactic vaccine solution and for which there are limited therapeutic treatment options. We then apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, as well as our established vaccine development capabilities, to develop prophylactic vaccines to address these diseases. We have leveraged our expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Investor & Media Contacts Joshua Drumm VP Global Investor Relations M +001 347 327 2863 Joshua.drumm@valneva.com	Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 Laetitia.bachelotfontaine@valneva.com